Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

September 30, 2025
(in € m.)
Debt (1) :
Long-term debt	113,773
Trust preferred securities	284
Long-term debt at fair value through profit or loss	26,499
Total debt	140,555

Shareholders' equity:
Common shares (no par value)	4,988
Additional paid-in capital	38,961
Retained earnings	29,075
Common shares in treasury, at cost	(942)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(962)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	117
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss , net of tax	(222)
Foreign currency translation, net of tax	(3,112)
Unrealized net gains from equity method investments	20
Total shareholders' equity	67,923
Equity component of financial instruments	11,857
Noncontrolling interest	1,500
Total equity	81,279
Total capitalization	221,835
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€ 44,496 million (32%) of our debt was secured as of September 30, 2025.